UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Nexvet Biopharma plc

(Name of Issuer)

Ordinary Shares, nominal value $0.125 per share

(Title of Class of Securities)

G6503X109

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6503X109		13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Bioscience Managers PTY Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 873,372

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 873,372

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 873,372

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.62% (1)

12.	Type of Reporting Person (See Instructions) OO

(1)    This calculation is based on 11,457,921 shares of Ordinary Shares, nominal value $0.125 per share, reported to be outstanding in the Issuer’s Form 10-Q for the fiscal quarter ended September 30, 2015, filed with the Securities and Exchange Commission on November 5, 2015.

CUSIP No. G6503X109		13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Asia Pacific Healthcare Fund II

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 873,372

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 873,372

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 873,372

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.62% (1)

12.	Type of Reporting Person (See Instructions) OO

(1)    This calculation is based on 11,457,921 shares of Ordinary Shares, nominal value $0.125 per share, reported to be outstanding in the Issuer’s Form 10-Q for the fiscal quarter ended September 30, 2015, filed with the Securities and Exchange Commission on November 5, 2015.

CUSIP No. G6503X109		13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Jeremy Curnock Cook

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 873,372

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 873,372

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 873,372

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.62% (1)

12.	Type of Reporting Person (See Instructions) IN

(1)    This calculation is based on 11,457,921 shares of Ordinary Shares, nominal value $0.125 per share, reported to be outstanding in the Issuer’s Form 10-Q for the fiscal quarter ended September 30, 2015, filed with the Securities and Exchange Commission on November 5, 2015.

CUSIP No. G6503X109		13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Matt McNamara

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 873,372

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 873,372

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 873,372

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.62% (1)

12.	Type of Reporting Person (See Instructions) IN

(1)   This calculation is based on 11,457,921 shares of Ordinary Shares, nominal value $0.125 per share, reported to be outstanding in the Issuer’s Form 10-Q for the fiscal quarter ended September 30, 2015, filed with the Securities and Exchange Commission on November 5, 2015.

CUSIP No. G6503X109		13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Nora Frey

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 873,372

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 873,372

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 873,372

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.62% (1)

12.	Type of Reporting Person (See Instructions) IN

(1)   This calculation is based on 11,457,921 shares of Ordinary Shares, nominal value $0.125 per share, reported to be outstanding in the Issuer’s Form 10-Q for the fiscal quarter ended September 30, 2015, filed with the Securities and Exchange Commission on November 5, 2015.

CUSIP No. G6503X109		13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Graeme Wald

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 873,372

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 873,372

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 873,372

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.62% (1)

12.	Type of Reporting Person (See Instructions) IN

(1)   This calculation is based on 11,457,921 shares of Ordinary Shares, nominal value $0.125 per share, reported to be outstanding in the Issuer’s Form 10-Q for the fiscal quarter ended September 30, 2015, filed with the Securities and Exchange Commission on November 5, 2015.

CUSIP No. G6503X109		13G

Item 1.
	(a)	Name of Issuer Nexvet Biopharma plc (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices Fosters Avenue, Mount Merrion, Blackrock, Co. Dublin, Ireland

Item 2.
(a)

Name of Person Filing
This Schedule 13G is being filed on behalf of entities Bioscience Managers PTY LTD, Asia Pacific Healthcare Fund II, and individuals Jeremy Curnock Cook, Matt McNamara, Nora Frey and Graeme Wald.

Bioscience Managers PTY LTD and Asia Pacific Healthcare Fund II are venture capital investment entities.  Bioscience Managers PTY LTD serves as manager of Asia Pacific Healthcare Fund II.  Voting and investment decisions in shares held by Asia Pacific Healthcare Fund II are made by unanimous decision of the investment committee, consisting of individuals Jeremy Curnock Cook, Matt McNamara, Nora Frey and Graeme Wald.

The entities and individuals are collectively referred to herein as the “Reporting Persons.”

	(b)	Address of the Principal Office or, if none, Residence The address of the Reporting Persons is Level 13, 20 Hunter Street, Sydney, New South Wales, 2000, Australia.
(c)

Citizenship
Bioscience Managers PTY LTD and Asia Pacific Healthcare Fund II are private entities organized under the laws of Australia.  Jeremy Curnock Cook is a citizen of the United Kingdom.  Matt McNamara and Graeme Wald are citizens of Australia.  Nora Frey is a citizen of Switzerland.

	(d)	Title of Class of Securities Ordinary Shares, nominal value $0.125 per share.
	(e)	CUSIP Number G6503X109

Item 3.	Not applicable.

CUSIP No. G6503X109	13G

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person
(b) Percent of class: See Row 11 of cover page for each Reporting Person
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5.	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
The response to Item 2(a) is incorporated herein by reference.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
The response to Item 2(a) is incorporated herein by reference.

Item 8.	Identification and Classification of Members of the Group.

The response to Item 2(a) is incorporated herein by reference. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit A.

Item 9.	Not applicable.

CUSIP No. G6503X109	13G

Item 10.	Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Dated: February 16, 2016

ASIA PACIFIC HEALTHCARE FUND II

By: BIOSCIENCE MANAGERS PTY LTD
Its: Manager

By:	/s/ Jeremy Curnock Cook
Jeremy Curnock Cook, Managing Director and Investment Committee Member

BIOSCIENCE MANAGERS PTY LTD

By:	/s/ Jeremy Curnock Cook
Jeremy Curnock Cook, Managing Director and Investment Committee Member

By:	/s/ Matt McNamara
Matt McNamara, Investment Committee Member

By:	/s/ Nora Frey
Nora Frey, Investment Committee Member

By:	/s/ Graeme Wald
Graeme Wald, Investment Committee Member

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned, and any amendments thereto executed by the undersigned shall be filed on behalf of each of the undersigned without the necessity of filing any additional joint filing agreement. The undersigned acknowledge that each is responsible for the timely filing of such statement on Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the others of the undersigned, except to the extent that it knows or has reason to believe that such information is inaccurate or incomplete. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of February 16, 2016.

ASIA PACIFIC HEALTHCARE FUND II

By: BIOSCIENCE MANAGERS PTY LTD
Its: Manager

By:	/s/ Jeremy Curnock Cook
Jeremy Curnock Cook, Managing Director and Investment Committee Member

BIOSCIENCE MANAGERS PTY LTD

By:	/s/ Jeremy Curnock Cook
Jeremy Curnock Cook, Managing Director and Investment Committee Member

By:	/s/ Matt McNamara
Matt McNamara, Investment Committee Member

By:	/s/ Nora Frey
Nora Frey, Investment Committee Member

By:	/s/ Graeme Wald
Graeme Wald, Investment Committee Member